MINEBEA CO.,LTD.

1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

04 MAR 15 AM 7:21

March 10, 2004

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

04010545

SUPPL

RE; Minebea Co., Ltd. – File No. 82-4551

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following documents:

A) Outline of Financial Results for the Third Quarter of FY2004, ended December 31, 2003
B) Press release dated on March 4, 2004

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

dw 3/15

Minebea

04 MAR 15 AM 7:21

(Translation)

March 4, 2004

Minebea Co., Ltd.

< Press Release >

Minebea's Manufacturing Subsidiary in U.S.A. is Selected as One of the Award Recipients for Exemplary Pollution Prevention Activities Implemented in California

California's Department of Toxic Substance Control (hereinafter "DTSC") has announced in December 2003 its selection of New Hampshire Ball Bearings (hereinafter NHBB), Inc.'s Precision Division, a manufacturing subsidiary in Chatsworth, California of Minebea Co., Ltd. (hereinafter "Minebea"), as one of the award recipients for exemplary pollution prevention activities implemented in 2003. The DTSC has recognized more than 50 local governments, businesses, nonprofit organizations, and individuals in 2003. NHBB is one of the three industrial / private sector recipients.

Minebea, the parent company of NHBB, considers environmental preservation at all of its production bases worldwide to be a cornerstone of its management policy. NHBB has likewise made an all-out effort on environmental preservation based on its basic policies, such as pollution prevention, regulatory compliance, and continuous reduction of environmental impact. Also, NHBB has been certified for ISO 14001 since 2001.

NHBB has saved more than 52,000 gallons of water annually by using specific recycling and water reduction activities, and is working on the following environmental preservation activities.

- Solvents are recycled on site.
- Paper, computers, batteries, pallets, scrap metal, green waste, cans, and cardboard are segregated on site for further recycling.
- Rinse water for the ball bearing component passivation process is recycled through an ion exchange system to reduce water use.
- Ion exchange backwash water is treated on site and discharged under permit to the City.
- Since 1999, emissions of volatile organic compounds (VOC) have dropped from 11 tons to just 3.5 tons in 2002.

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications/Investor Relations Office
Corporate Planning Department
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp
URL : http://www.minebea.co.jp/

* * * * * *

OUTLINE OF FINANCIAL RESULTS
FOR THE THIRD QUARTER OF FY2004, ENDED DECEMBER 31,2003

04 MAR 15 AM 7:21

February 5, 2004

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken
Representative : Tsugio Yamamoto Representative Member of the Board , President and Chief Executive Officer
Contact: Takashi Yamaguchi Managing Executive Officer in charge of Finance and Accounting
Tel. (03) 5434-8611

1. Matters concerning preparation of quarterly performance summary
   (1) Changes in accounting method: None
   (2) Accounting changes of scope of consolidation and application of equity method :
   (Compared with the ends of interim period)
   (a) Changes in consolidated subsidiaries
   Anew: 1 company Exclusion: None
   (b) Changes of the companies subject to equity method
   Anew: None Exclusion: None

2. Business performance (April 1,2003 through December 31,2003)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2004 3rd Quarter	202,469	(1.7)	13,998	(10.8)	11,265	(3.7)
FY2003 3rd Quarter	205,973	—	15,696	—	11,703	—
FY2003 Annual	272,202	(2.6)	19,352	(11.9)	13,420	(16.1)

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share(yen)
FY2004 3rd Quarter	4,348	(1.9)	10.90	10.50
FY2003 3rd Quarter	4,432	—	11.11	10.49
FY2003 Annual	(2,434)	—	(6.10)	—

(Notes) 1. Income or loss on investments for the third quarter in FY2004 on the equity method totaled 1 million yen and 1 million yen in the third quarter FY2003 and 10 million yen in FY2003.
2. Weighted average number of shares outstanding during the respective years (consolidation):
399,092,070 shares at December 31,2003
399,141,932 shares at December 31,2002
399,131,972 shares at March 31,2003
3. The percentages of net sales, operating income, ordinary income and net income show changes from the same quarter of the previous fiscal year.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2004 3rd Quarter	313,878	96,292	30.7	241.28
FY2003 3rd Quarter	320,944	103,360	32.2	258.98
FY2003 Annual	320,069	98,212	30.7	246.08

(Notes) Number of shares outstanding at end of term (consolidation) :
399,085,572 shares at December 31,2003
399,104,669 shares at December 31,2002
399,100,842 shares at March 31,2003

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Cash and cash equivalents at end of period (millions of yen)
FY2004 3rd Quarter	12,529	(10,489)	(958)	14,824
FY2003 3rd Quarter	20,238	(11,900)	(10,282)	11,652
FY2003 Annual	32,279	(16,233)	(15,471)	14,177

3. Prospect for this fiscal year (April 1,2003 through March 31, 2004)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Net income per share (yen)
Annual	271,000	15,300	6,700	16.79

(Notes) 1. These forecasts are a restatement of the figures announced on November 13, 2003, which was the date of announcement of the interim financial statements. (For this restatement, please refer to page four and five of the attached information.)

2. The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.
In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

(Reference)

1. Operating Performance and Financial Position

(1) Operating Performance

1. Overview of the third quarter (April 1, 2003 through December 31, 2003)

During the third quarter of the current consolidated fiscal year, the Japanese economy recovered moderately, led by growing exports and business investment amid a continued pickup in the global economy, although public works spending and personal consumption generally slacked.

The U.S. economy recovered briskly. In addition to increased corporate earnings and high growth in business investment, consumer spending was firm, and employment headed for gradual improvement. The European economy, led by external demand, took a favorable turn. The economies of Asia, particularly China and Thailand, continued to expand mainly due to solid increases in domestic consumption and high growth in exports.

Demand from manufacturers of information and telecommunications equipment such as personal computers, peripherals and office automation equipment—the major customer base of our mainstay products—grew soundly as the global economy picked up. However, price competition grew even more intense, keeping us in a difficult situation.

In this business climate, we redoubled our efforts to aggressively expand sales in all our business segments. At the same time, we strove to reduce costs by further improving efficiency of our sales and manufacturing activities to boost profitability; and to enhance product quality, and to develop high value-added products. However, owing to the yen's rise and other business factors, net sales was 202,469 million yen, operating income 13,998 million yen, and ordinary income 11,265 million yen, down 3,503 million yen (-1.7%), 1,697 million yen (-10.8%), and 437 million yen (-3.7%), respectively, compared with the same period last year. Net income amounted to 4,348 million yen, down 84 million yen (-1.9%) compared with the same period a year ago. This was the result of posting, as extraordinary losses, retirement benefits to directors and corporate auditors in the amount of 431 million yen as a result of changes in the structure of the Board of Directors (reduction in the number of directors), and special severance payments for early retired employees totaling 307 million yen, as well as posting, as extraordinary profits, the adjustment of 325 million yen to the prior year's losses on liquidation of subsidiaries and affiliates.

(a) The Minebea Group performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Ball bearings rose in sales volumes from the same period last year, but their sales decreased owing to price competition and appreciation of the yen. Demand for rod-end bearings continued to decline from the aerospace industry—our major market segment—ever since the 9-11 terrorist attacks in the U.S. Net sales decreased 5,933 million yen (-6.7%) from the same period last year to 83,099 million yen, while operating income rose 279 million yen (2.0%) to 14,213 million yen compared with the same period a year ago, which is the fruit of our cost reduction measures.

Electronic devices and components business

Our core products in this business segment include precision small motors such as HDD spindle motors, fan motors, and stepping motors; PC keyboards; speakers, switching power supplies; lighting devices; and measuring instruments.

Demand from the information and telecommunications equipment industry—the primary customer base—recovered. In this business climate, sales of HDD spindle motors and lighting devices steadily increased and those of fan motors remained strong. Net sales rose 2,430 million yen (2.1%) from the same period last year to 119,370 million yen. However, operating income fell 1,976 million yen to -214 million yen from the same period a year ago, owing to delays in cost reduction and increased costs accompanying the production shift of PC keyboards from Thailand to Shanghai.

(b) Performance by geographical segment is as follows:

Japan

Amid a trend of economic recovery, while net sales decreased 5,464 million yen (-9.8%) from the same period last year to 50,467 million yen, operating income increased 1,075 million yen (45.3%) to 3,448 million yen.

Asia excluding Japan

This region offers important manufacturing bases for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Sales were firm owing mainly to recovery of demand from the information and telecommunications equipment industry and to production shift to this region by Japanese, American and European customers.

At the same time, price competition is getting more intense as production expands in this part of the world.

As a result, net sales increased 12,783 million yen (15.9%) over the same period last year to 93,008 million yen, whereas operating income declined 1,613 million yen (-15.2%) from the same period last year to 9,007 million yen.

North and South America

Sales of electronic devices and components such as PC keyboards, speakers, and fan motors were weak in this region. In addition, amid a swift escalation of production shift by our customers to Asia, demand from the aerospace industry for aircraft bearings such as rod-end bearings continued to decline since the 9-11 terrorist attacks in the U.S. This held business in this region in a difficult situation.

As a result, net sales and operating income declined 8,423 million yen (-18.7%) and 155 million yen (-13.6%) from the same period last year to 36,704 million yen and 983 million yen, respectively.

Europe

Sales of ball bearings, rod-end bearings and other products were firm as a moderate economic recovery was seen in this region. On the other hand, sales of electronic devices and components such as PC keyboards were slow. As a consequence, net sales were 22,289 million yen and operating income 559 million yen, down 2,400 million yen (-9.7%) and 1,004 million yen (-64.2%), respectively, compared with the same period last year.

2. Outlook for the current fiscal year

For the full consolidated fiscal year, we expect the global economy, particularly the economies of the U.S. and Asia, will stay on a steady recovery path.

In this business climate, we expect that demand from the information and telecommunications equipment and household electrical appliance industries—our major customer bases—will hold strong. Although we continue our sales expansion efforts and further cost reduction measures, net sales are expected to be 271,000 million yen, operating income 15,300 million yen, and net income 6,700 million yen, down 4,000 million, 1,700 million yen, and 1,800 million yen from their initially forecast targets, respectively, owing to the effect of the yen's rise and intensified price competition.

(a) The outlook by business segment for the current fiscal year is as follows:

Machined components business

We will continue to focus on expanding sales of ball bearings, pivot assemblies, and other products that form our mainstay products. Demand from the information and telecommunications equipment and household electrical appliance industries—the major customer bases for these products—is brisk, and demand from the automobile industry is also expected to hold firm. We will continue our effort to further reduce manufacturing costs, to enhance product quality, and to expand sales of ball bearings and the related mainstay products, so that we will be able to improve our business performance. Although demand from the aerospace industry—one of our major customer bases for rod-end bearings—continues to be weak, we expect that it will head for gradual recovery.

Electronic devices and components business

Demand from the information and telecommunications equipment industry, which forms the main customer base of our electronic devices and components business, is expected to hold strong. we will strive to further expand sales of fan motors, lighting devices, and HDD spindle motors; and to take cost-reduction measures for core products. We will also direct our effort toward developing high value-added products and low-end products and placing them on the market, thereby contributing to enhance our business performance.

(b) The outlook by geographical segment for the current fiscal year is as follows:

Japan

We expect that many of our customers will promote production shift from their plants in Japan to those in other Asian countries. This will put us in a tougher sales situation. To cope with this, we will promote the efficiency of management from manufacturing to sales and, at the same time, will intensify the links

between sales, manufacturing, and engineering groups in various parts of Japan. By so doing, we will focus our effort on enhancing business performance.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we aim to respond speedily to the production shift by our key customers to this region from Europe, the U.S. and Japan.

North and South America

Although the 9·11 terrorist attacks in the U.S. continued to decline the number of air travelers, we expect demand from the aerospace industry to gradually improve. We also expect that, despite a strong pickup in the U.S. economy, progress in production shift to China and other Asian countries by some of our key customers will continue to put us in a difficult sales situation.

Europe

We will continue to strive to expand sales of bearings and other core products by streamlining operations and responding quickly to market needs.

(2) Financial Position in the Third Quarter of the Current Fiscal Year (April 1, 2003 through December 31, 2003)

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze inventories and reduce interest-bearing debt.

Cash flows from various activities during the third quarter and relevant factors are as follows:

Our all-out effort to improve business performance brought net cash inflow of 12,529 million yen from operating activities. Expenditure for purchase of property, plant and equipment amounted to 13,206 million yen, resulting in net cash outflow of 10,489 million yen from investing activities. Increase in short-term and long-term loans payable amounting to 1,024 million yen and other factors resulted in net cash outflow of 958 million yen from financing activities. As a result, the balance of cash and cash equivalents in the third quarter totaled 14,824 million yen, up 3,172 million yen from the same period last year.

(3) Important Agreement in the Third Quarter of the Current Fiscal Year

In accordance with the basic agreement signed on August 27, 2003, we and Matsushita Electric Industrial Co., Ltd. entered into a business integration agreement on December 19, 2003. Both companies will integrate their information motor businesses on April 1, 2004 to establish a new joint venture company named Minebea-Matsushita Motor Corporation.

2. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of December 31,2003		As of December 31,2002		Increase or (decrease) (2003– 2002)		As of March 31,2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	137,045	43.7	127,245	39.6	9,800	7.7	127,447	39.8
Cash and cash equivalents	14,824		11,652		3,172		14,177	
Notes and accounts receivable	59,322		56,066		3,256		54,085	
Inventories	45,631		45,098		532		43,204	
Deferred tax assets	8,050		6,989		1,061		8,593	
Others	9,664		7,907		1,756		7,856	
Allowance for doubtful receivables	(447)		(469)		21		(469)	
Fixed assets	176,780	56.3	193,683	60.4	(16,903)	(8.7)	192,608	60.2
Tangible fixed assets	150,474		164,285		(13,810)		162,960	
Building and structure	92,536		97,076		(4,539)		97,395	
Machinery and transportation equipment	183,597		189,582		(5,985)		191,394	
Tools, furniture and fixtures	45,308		47,335		(2,026)		47,497	
Land	16,252		16,666		(413)		16,710	
Construction in progress	954		885		68		438	
Accumulated depreciation	(188,175)		(187,260)		(914)		(190,476)	
Intangible fixed assets	12,357		14,057		(1,700)		13,749	
Consolidation adjustments	11,426		13,128		(1,702)		12,837	
Others	931		929		2		912	
Investment and other assets	13,948		15,340		(1,392)		15,898	
Investment in securities	6,583		4,901		1,682		3,982	
Long-term loans receivable	50		212		(162)		188	
Deferred tax assets	5,462		7,966		(2,503)		9,494	
Others	1,960		2,520		(560)		2,715	
Allowance for doubtful receivables	(108)		(260)		151		(483)	
Deferred assets	53	0.0	15	0.0	38	247.4	13	0.0
Total assets	313,878	100.0	320,944	100.0	(7,065)	(2.2)	320,069	100.0

	December 2003	December 2002	March 2003
(Note) Treasury stock	82,123 shares	63,026 shares	66,853 shares

	As of December 31,2003		As of December 31,2002		Increase or (decrease) (2003– 2002)		As of March 31,2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
LIABILITIES								
Current liabilities	122,683	39.1	150,783	47.0	(28,100)	(18.6)	134,459	42.0
Notes and accounts payable	27,791		25,591		2,200		24,025	
Short-term loans payable	64,802		53,898		10,904		67,475	
Commercial paper	6,000		–		6,000		3,000	
Current portion of long-term loans payable	2,399		28,487		(26,088)		787	
Current portion of bonds	–		10,000		(10,000)		10,000	
Current portion of convertible bonds	–		13,823		(13,823)		–	
Accrued income taxes	2,257		2,141		115		2,662	
Accrued bonuses	1,504		1,592		(88)		3,358	
Reserve for loss on liquidation of the business of switching power supplies, inductors and transformers, etc	1,942		–		1,942		3,144	
Reserve for environmental preservation expense	1,077		–		1,077		1,206	
Others	14,907		15,247		(340)		18,799	
Long-term liabilities	94,098	30.0	66,523	20.7	27,574	41.5	87,128	27.2
Bonds	38,000		25,000		13,000		28,000	
Convertible bonds	27,080		27,080		–		27,080	
Bond with warrant	4,000		4,000		–		4,000	
Long-term loans payable	23,980		9,916		14,064		26,782	
Allowance for retirement benefits	698		226		472		229	
Allowance for retirement benefits to executive officers	14		–		14		–	
Others	324		301		22		1,036	
Total liabilities	216,781	69.1	217,307	67.7	(525)	(0.2)	221,587	69.2
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	804	0.2	276	0.1	528	191.3	269	0.1
SHAREHOLDERS' EQUITY								
Common stock	68,258	21.8	68,258	21.2	–	–	68,258	21.3
Additional paid-in capital	94,756	30.2	94,756	29.5	–	–	94,756	29.6
Retained earnings	3,878	1.2	9,206	2.9	(5,328)	(57.9)	(454)	(0.1)
Difference on revaluation of other marketable securities	1,582	0.5	(2,297)	(0.7)	3,879	(168.9)	(37)	(0.0)
Foreign currency translation adjustments	(72,137)	(23.0)	(66,528)	(20.7)	(5,609)	8.4	(64,274)	(20.1)
Treasury stock	(45)	(0.0)	(35)	(0.0)	(9)	26.8	(37)	(0.0)
Total shareholders' equity	96,292	30.7	103,360	32.2	(7,068)	(6.8)	98,212	30.7
TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	313,878	100.0	320,944	100.0	(7,065)	(2.2)	320,069	100.0

(2) Consolidated Statements of Income

	3rd Quarter ended December 31,2003		3rd Quarter ended December 31,2002		Increase or (decrease) (2003– 2002)		Year ended March 31,2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
Net sales	202,469	100.0	205,973	100.0	(3,503)	(1.7)	272,202	100.0
Cost of sales	152,749	75.4	153,543	74.5	(794)	(0.5)	203,500	74.8
Gross profit	49,720	24.6	52,430	25.5	(2,709)	(5.2)	68,702	25.2
Selling, general and administrative expenses	35,721	17.7	36,733	17.9	(1,012)	(2.8)	49,350	18.1
Operating income	13,998	6.9	15,696	7.6	(1,697)	(10.8)	19,352	7.1
Other income	1,019	0.5	898	0.4	121	13.5	1,226	0.4
Interest income	84		132		(47)		243	
Dividends income	26		47		(21)		48	
Equity income of affiliates	1		1		(0)		10	
Others	906		716		190		923	
Other Expenses	3,752	1.8	4,890	2.3	(1,138)	(23.3)	7,158	2.6
Interest expenses	2,490		3,613		(1,123)		4,765	
Foreign currency exchange loss	346		223		123		506	
Others	915		1,053		(138)		1,886	
Ordinary income	11,265	5.6	11,703	5.7	(437)	(3.7)	13,420	4.9
Extraordinary income	427	0.2	29	0.0	398	—	37	0.0
Revised loss on liquidation of affiliates the fiscal year	325		—		325		—	
Gain on sales of fixed assets	66		24		41		34	
Gain on sales of investments securities in affiliates	35		3		32		3	
Reversal of allowance for doubtful receivables	—		1		(1)		—	
Extraordinary loss	1,803	0.9	1,179	0.6	624	52.9	12,961	4.7
Loss on sales of fixed assets	90		60		30		110	
Loss on disposal of fixed assets	504		454		50		602	
Loss on revaluation of investments securities	—		31		(31)		4,945	
Loss on liquidation of affiliates	—		164		(164)		1,843	
Loss on liquidation of the business of switching power supplies, inductors andtransformers,etc	—		—		—		3,144	
Loss for after-care of products	—		—		—		482	
Environmental preservation expense	—		—		—		1,206	
Retirement benefit expense	470		470		(0)		626	
Special severance payment	307		—		307		—	
Retirement benefits to directors and corporate auditors	431		—		431		—	
Income before income taxes	9,889	4.9	10,552	5.1	(663)	(6.3)	495	0.2
Income taxes								
Current (including enterprise tax)	3,260		3,313		(52)		4,276	
Adjustment of income taxes	2,433		2,781		(348)		(1,369)	
Total income taxes	5,693	2.8	6,094	2.9	(401)	(6.6)	2,906	1.0
Minority interest in earnings of consolidated subsidiaries	(153)	(0.0)	25	0.0	(178)	—	23	0.0
Net income	4,348	2.1	4,432	2.2	(84)	(1.9)	(2,434)	(0.8)

(3) Consolidated Statements of Retained Surplus

	3rd Quarter ended December 31,2003	3rd Quarter ended December 31,2002	Increase or (decrease) (2003– 2002)	Year ended March 31,2003
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS				
Additional paid-in capital at beginning of period……	94,756	94,756	—	94,756
Additional paid-in capital at end of period……	94,756	94,756	—	94,756
RETAINED EARNINGS				
Retained earnings at beginning of period……	(454)	4,774	(5,228)	4,774
Increase of retained earnings……	4,348	4,432	(84)	(2,434)
Net income……	4,348	4,432	(84)	(2,434)
Decrease of retained earnings……	16	—	16	2,793
Decrease of retained earnings for decrease of consolidated subsidiaries.	16	—	16	—
Cash dividends……	—	—	—	2,793
Retained earnings at end of period……	3,878	9,206	(5,328)	(454)

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	3rd Quarter ended Dec.31.2003	3rd Quarter ended Dec.31.2002	Increase or (decrease) 2003-2002	Year ended March 31,2003
1.Cash Flows from Operating Activities:				
Income before income taxes	9,889	10,552	(663)	495
Depreciation	16,405	17,171	(765)	22,826
Amortization of consolidation adjustments	770	893	(122)	1,189
Equity income of affiliates	(1)	(1)	0	(10)
Interest income and dividends received	(111)	(179)	68	(292)
Interest expenses	2,490	3,613	(1,123)	4,765
Loss on sales of fixed assets	23	35	(11)	76
Loss on disposal of fixed assets	504	454	50	602
Loss on liquidation of affiliates	–	164	(164)	1,843
Increase (decrease) in reserve for losses on after-care of products	(182)	–	(182)	482
Gain on sales of investments securities	(35)	(3)	(32)	(3)
Loss on revaluation of investments securities	–	31	(31)	4,945
Increase in notes and accounts receivable	(8,391)	(5,922)	(2,468)	(4,070)
(Increase) decrease in inventories	(5,557)	2,051	(7,609)	3,972
Increase (decrease) in notes and accounts payable	4,485	133	4,351	(1,585)
Increase (decrease) of allowance for doubtful receivables	(365)	52	(418)	280
Decrease in accrued bonuses	(1,754)	(1,817)	63	(58)
Increase (decrease) in reserve for losses on liquidation of the business of switching power supplies, inductors and transformers etc.	(1,178)	–	(1,178)	3,144
Increase (decrease) of reserve for environmental preservation expenses	(51)	–	(51)	1,206
Increase in retirement allowance	647	17	629	22
Increase of allowance for retirement benefits to executive officers	14	–	14	–
Payment of bonus to directors and corporate auditors	–	(66)	66	(66)
Others	531	437	93	1,787
Sub-total	18,133	27,618	(9,484)	41,553
Receipt of interest and dividends	109	114	(4)	266
Payment of interest	(2,149)	(3,482)	1,332	(5,086)
Payment of income taxes	(3,564)	(4,011)	447	(4,453)
Net cash provided by operating activities	12,529	20,238	(7,709)	32,279
2.Cash Flows from Investing Activities:				
Expenditure for purchase of property, plant and equipment	(13,206)	(12,039)	(1,166)	(16,382)
Proceeds from sales of property, plant and equipment	1,504	216	1,288	662
Purchase of investment in securities	(0)	(159)	159	(379)
Proceeds from sales of investment in securities	55	7	47	7
Proceeds from sales of subsidiaries with a change of the scope of consolidation	385	–	385	–
Long term loans receivables	(143)	(149)	6	(154)
Recovery of long term loans receivables	207	204	2	232
Others	707	20	687	(221)
Net cash used in investing activities	(10,489)	(11,900)	1,411	(16,233)
3.Cash Flows from Financing Activities:				
Increase (decrease) in short-term loans payable	(1,225)	(5,669)	4,444	7,954
Increase in the amount in commercial paper	3,000	–	3,000	3,000
Long term loans payable	1,633	–	1,633	17,000
Repayment of long term loans payable	(2,384)	(1,952)	(432)	(29,794)
Earnings from issuance of bonds	10,000	–	10,000	3,000
Loss on redemption of bonds	(10,000)	–	(10,000)	–
Loss on redemption of convertible bonds	–	–	–	(13,823)
Purchase of treasury stock	(7)	(29)	21	(31)
Dividends paid	(2,793)	(2,794)	0	(2,794)
Dividends paid to minority shareholders	(27)	–	(27)	–
Paid-in capital from minority shareholders	905	163	742	163
Others	(58)	–	(58)	(145)
Net cash used in financing activities	(958)	(10,282)	9,323	(15,471)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	(433)	(355)	(77)	(349)
5.Net Increase (Decrease) in Cash and Cash Equivalents	647	(2,300)	2,947	224
6.Cash and Cash Equivalents at Beginning of Year	14,177	13,952	224	13,952
7.Cash and Cash Equivalents at End of Period	14,824	11,652	3,172	14,177

3. Segment Information

(1) By business segments

(Amount: millions of yen)

	FY2004 3rd Quarter (April 1, 2003 through December 31, 2003)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	83,099	119,370	202,469	–	202,469
(2) Sales to other segment	1,668	13	1,682	(1,682)	–
Total	84,767	119,383	204,151	(1,682)	202,469
Operating expense	70,554	119,598	190,153	(1,682)	188,471
Operating income	14,213	(214)	13,998	–	13,998
2. Assets, depreciation and capital expenditure					
Assets	181,904	204,684	386,589	(72,710)	313,878
Depreciation	8,132	8,273	16,405	–	16,405
Capital expenditure	2,724	10,702	13,427	–	13,427

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..............................Small motors, PC keyboards, Speakers, Transformers, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2003 3rd Quarter (April 1, 2002 through December 31, 2002)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	89,032	116,940	205,973	–	205,973
(2) Sales to other segment	6,573	–	6,573	(6,573)	–
Total	95,606	116,940	212,547	(6,573)	205,973
Operating expense	81,672	115,178	196,851	(6,573)	190,277
Operating income	13,934	1,762	15,696	–	15,696
2. Assets, depreciation and capital expenditure					
Assets	176,400	224,857	401,257	(80,312)	320,944
Depreciation	7,663	9,507	17,171	–	17,171
Capital expenditure	3,442	8,777	12,219	–	12,219

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2003(Annual) (April 1, 2002 through March 31, 2003)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income Total sales					
(1) Sales to customers	118,117	154,084	272,202	–	272,202
(2) Sales to other segment	7,637	–	7,637	(7,637)	–
Total	125,755	154,084	279,840	(7,637)	272,202
Operating expense	107,235	153,252	260,488	(7,637)	252,850
Operating income	18,519	832	19,352	–	19,352
2. Assets, depreciation and capital expenditure					
Assets	191,793	204,489	396,283	(76,213)	320,069
Depreciation	10,377	12,448	22,826	–	22,826
Capital expenditure	4,750	11,853	16,603	–	16,603

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business...........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(2) By geographical segments

(Amount: millions of yen)

	FY2004 3rd Quarter (April 1, 2003 through December 31, 2003)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	50,467	93,008	36,704	22,289	202,469	–	202,469
(2) Sales to other segment	106,053	95,621	2,212	1,056	204,943	(204,943)	–
Total	156,521	188,629	38,916	23,345	407,413	(204,943)	202,469
Operating expense	153,073	179,622	37,933	22,786	393,414	(204,943)	188,471
Operating income	3,448	9,007	983	559	13,998	–	13,998
2. Assets	164,785	204,389	31,624	21,036	421,836	(107,957)	313,878

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Mexico
Europe...United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2003 3rd Quarter (April 1, 2002 through December 31, 2002)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	55,931	80,225	45,127	24,689	205,973	–	205,973
(2) Sales to other segment	85,046	79,126	1,812	2,931	168,916	(168,916)	–
Total	140,977	159,351	46,939	27,621	374,890	(168,916)	205,973
Operating expense	138,604	148,731	45,801	26,057	359,194	(168,916)	190,277
Operating income	2,373	10,620	1,138	1,563	15,696	–	15,696
2. Assets	173,411	194,629	34,603	24,248	426,892	(105,948)	320,944

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Mexico
Europe...United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2003 (Annual) (April 1, 2002 through March 31, 2003)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	72,754	107,789	58,997	32,660	272,202	–	272,202
(2) Sales to other segment	110,133	101,268	2,613	3,306	217,321	(217,321)	-
Total	182,888	209,057	61,610	35,966	489,523	(217,321)	272,202
Operating expense	179,755	196,639	59,752	34,024	470,171	(217,321)	252,850
Operating income	3,133	12,418	1,858	1,942	19,352	–	19,352
2. Assets	175,916	185,397	37,064	20,528	418,907	(98,837)	320,069

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Amount: millions of yen)

	FY2004 3rd Quarter (April 1, 2003 through December 31, 2003)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	93,367	34,621	24,012	152,001
2. Total sales				202,469
3. Overseas sales on total sales	46.1%	17.1%	11.9%	75.1%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2003 3rd Quarter (April 1, 2002 through December 31, 2002)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	79,625	43,673	25,970	149,269
2. Total sales				205,973
3. Overseas sales on total sales	38.7%	21.2%	12.6%	72.5%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2003 (Annual) (April 1, 2002 through March 31, 2003)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	106,941	57,102	34,322	198,367
2. Total sales				272,202
3. Overseas sales on total sales	39.3%	21.0%	12.6%	72.9%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

4. Marketable securities

(1) Other marketable securities (Amount: millions of yen)

Classification	FY2004 (3rd Quarter)			FY2003 (3rd Quarter)			FY2003 (Annual)		
	Book value	Market price	Gain or (Loss)	Book value	Market price	Gain or (Loss)	Book value	Market price	Gain or (Loss)
Other Marketable Securities with Market Value									
Stock	2,678	5,272	2,593	7,417	3,588	(3,829)	2,723	2,660	(62)
Total	2,678	5,272	2,593	7,417	3,588	(3,829)	2,723	2,660	(62)

(Note) Owing to the impairment of shares with quoted market values that are included in other marketable securities, losses on revaluation of marketable and investment securities totaled 4,914 million yen in fiscal year 2003.

(2) Main securities without market value (Amount: millions of yen)

Classification	FY2004 (3rd Quarter)	FY2003 (3rd Quarter)	FY2003 (Annual)
Other marketable securities	1,094	1,104	1,104
Total	1,094	1,104	1,104

(Note) Non-listed stock (except for stock at over the counter)

5. Amounts of production, orders received, sales

(1) Production (Amount: millions of yen)

Business segments	FY2004 (3rd Quarter)	FY2003 (3rd Quarter)	FY2003 (Annual)
Machined components business	87,735	90,936	119,290
Electronic devices and components business	123,017	119,014	152,678
Total	210,752	209,950	271,968

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(2) Orders received (Amount: millions of yen)

Business segments	FY2004 (3rd Quarter)		FY2003 (3rd Quarter)		FY2003 (Annual)	
	Orders received	Order backlog	Orders received	Order backlog	Orders received	Order backlog
Machined components business	83,364	33,490	87,731	32,987	117,055	33,225
Electronic devices and components business	121,270	23,969	116,889	23,432	152,670	22,069
Total	204,634	57,459	204,621	56,419	269,725	55,294

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(3) Sales (Amount: millions of yen)

Business segments	FY2004 (3rd Quarter)	FY2003 (3rd Quarter)	FY2003 (Annual)
Machined components business	83,099	89,032	118,117
Electronic devices and components business	119,370	116,940	154,084
Total	202,469	205,973	272,202

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

February 5, 2004
Minebea Co., Ltd.

Supplementary Financial Data
for the Third Quarter of Fiscal Year ending March 31, 2004

1. Consolidated Results of Operations

	Fiscal year ended Mar. 03					Fiscal year ending Mar. 04			3Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	Q/Q*1	Y/Y*2
Net sales	72,367	64,882	68,723	66,230	272,202	66,489	67,252	**68,728**	+2.2%	+0.0%
Operating income	6,031	4,145	5,519	3,657	19,352	4,259	5,208	**4,531**	-13.0%	-17.9%
Ordinary income	4,524	3,143	4,036	1,717	13,420	3,285	4,273	**3,707**	-13.2%	-8.2%
Income before income taxes	4,203	2,614	3,735	-10,057	495	2,177	4,122	**3,590**	-12.9%	-3.9%
Net income	1,903	640	1,889	-6,866	-2,434	421	2,305	**1,622**	-29.6%	-14.1%
Net income per share (Yen)	4.77	1.60	4.73	-17.20	-6.10	1.06	5.77	**4.07**	-29.5%	-14.0%

2. Consolidated Sales and Income by Segment

	Fiscal year ended Mar. 03					Fiscal year ending Mar. 04			3Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	Q/Q*1	Y/Y*2
Machined components	31,668	28,641	28,723	29,085	118,117	28,606	27,059	**27,434**	+1.4%	-4.5%
Bearing related products	26,420	23,638	23,845	24,035	97,938	23,959	23,169	**23,324**	+0.7%	-2.2%
Other machined components	5,249	5,002	4,879	5,050	20,180	4,646	3,892	**4,109**	+5.6%	-15.8%
Electronic devices and components	40,699	36,241	40,000	37,144	154,084	37,883	40,193	**41,294**	+2.7%	+3.2%
Rotary components	20,793	18,140	20,521	19,734	79,188	21,458	22,184	**22,209**	+0.1%	+8.2%
Other electronic devices	19,908	18,097	19,480	17,412	74,897	16,424	18,011	**19,084**	+6.0%	-2.0%
Total sales	72,367	64,882	68,723	66,230	272,202	66,489	67,252	**68,728**	+2.2%	+0.0%
Machined components	5,098	4,065	4,771	4,585	18,519	4,908	4,270	**5,035**	+17.9%	+5.5%
Electronic devices and components	933	80	748	-929	832	-648	937	**-503**	-	-
Total operating income	6,031	4,145	5,519	3,657	19,352	4,259	5,208	**4,531**	-13.0%	-17.9%

*1 3Q % change Q/Q : 3Q in comparison with 2Q *2 3Q % change Y/Y : 3Q in comparison with 3Q of the previous fiscal year

3. Prospect for the full year and 4Q for the Fiscal Year ending March 31, 2004

	Full year ending Mar. 04			Full year ended Mar. 03 (C)	Y/Y (B-C)/C	Prospect for the 4Q ending Mar. 04
(Millions of yen)	Previous fcst (A)	New fcst (B)	New vs. Previous (B/A)			
Net sales	275,000	271,000	98.5%	272,202	-0.4%	68,531
Operating income	21,000	19,000	90.5%	19,352	-1.8%	5,002
Ordinary income	17,000	15,300	90.0%	13,420	+14.0%	4,035
Income before income taxes	16,000	14,100	88.1%	495	+2748.5%	4,211
Net income	8,500	6,700	78.8%	-2,434	-	2,352
Net income per share (Yen)	21.30	16.79	78.8%	-6.10	-	5.89

4. Prospect for the Consolidated Sales and Operating Income by Segment

	Full year ending Mar. 04			Full year ended Mar. 03 (C)	Y/Y (B-C)/C	Prospect for the 4Q ending Mar. 04
(Millions of yen)	Previous fcst (A)	New fcst (B)	New vs. Previous (B/A)			
Machined components	115,000	111,500	97.0%	118,117	-5.6%	28,401
Bearing related products	97,400	94,750	97.3%	97,938	-3.3%	24,298
Other machined components	17,600	16,750	95.2%	20,180	-17.0%	4,103
Electronic devices and components	160,000	159,500	99.7%	154,084	+3.5%	40,130
Rotary components	89,700	88,250	98.4%	79,188	+11.4%	22,399
Other electronic devices	70,300	71,250	101.4%	74,897	-4.9%	17,731
Total sales	275,000	271,000	98.5%	272,202	-0.4%	68,531
Machined components	19,500	19,700	101.0%	18,519	+6.4%	5,487
Electronic devices and components	1,500	-700	-	832	-	-486
Total operating income	21,000	19,000	90.5%	19,352	-1.8%	5,002

5. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	Full year ended Mar. 03	Fiscal year ending Mar. 04			Prospect for the 4Q ending Mar. 04	Prospect for the full year ending Mar. 04
		1Q	2Q	3Q		
Capital expenditure	16,382	5,074	4,810	**3,322**	3,994	17,200
Depreciation (Including Intangible Fixed Assets)	22,826	5,476	5,577	**5,352**	5,745	22,150
Research and development costs	9,741	2,468	2,400	**2,313**	2,319	9,500

6. Exchange Rates

		Full year ended Mar. 03	Fiscal year ending Mar. 04			Assumption for the 4Q ending Mar. 04
			1Q	2Q	3Q	
US$	PL	122.29	119.38	119.05	**109.83**	107.13
	BS	120.20	119.80	111.25	**107.13**	107.13
S'PORE$	PL	69.08	67.99	67.73	**63.44**	62.94
	BS	68.01	68.12	64.37	**62.94**	62.94
THAI BAHT	PL	2.86	2.81	2.85	**2.75**	2.71
	BS	2.80	2.84	2.78	**2.71**	2.71
RMB	PL	14.77	14.41	14.39	**13.28**	12.94
	BS	14.48	14.46	13.50	**12.94**	12.94